September 2, 2002

The United States Securities and Exchange Commission
Office of International Corporate Fina
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated August 26, 2002, (Sale of Interest in L-S Electro-Galvanizing Company)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw
9/11

Sumitomo Metal Industries, Ltd.
August 26, 2002

Sale of Interest in L-S Electro-Galvanizing Company

Sumitomo Metal Industries, Ltd. ("SMI") agreed to sell its entire interest in L-S Electro-Galvanizing Company ("L-S E") to AK Steel Company ("AK"), as follows.

1. Interests to be sold:

   SMI will sell its 40% share in L-S E and International Steel Group ("ISG"), who has purchased LTV Corp's interest in L-S E in March 2002., will sell 20% out of its 60% share of the interest. After this transaction, AK will have 60% and ISG will retain 40%.of the interest in L-S E
2. Date of the Transaction: August 23, 2002
3. Background:

   After LTV terminated its steel operation in December 2001, SMI and ISG have studied the ways for L-S E to survive and found AK as a good purchaser for the interest in L-S E. AK has been one of the largest suppliers to the auto industries and wanted to expand its electro-galvanizing capacity.

   Transfer of the technology from SMI to L-S E has been substantially completed and we have accomplished our mission to create an operation to supply quality EG products to the U.S. customers.
4. Cash flow effect for SMI:

   This transaction will bring SMI a positive cash flow effect of roughly $30 million, including the proceeds from the sale of the interest and distribution from L-S E that has been suspended due to the bankruptcy of LTV.

Now SMI's restructuring of US operations in response to the bankruptcy of LTV has completed by this transaction. SMI group is going to concentrate in downstream business such as parts manufacturing and steel products fabrication for auto industries.

<SMI Group's US Operations for the auto industries>

- Seymour Tubing, Inc.: Sales/Production/fabrication of Steel pipes and tubes
- International Crankshaft, Inc.: Sales/Production of forged crankshafts
- Indiana Precision Forge, L.L.C.: Sales/Production of cold-forged auto parts

<L-S E - History>

- Established as a joint venture between LTV(60%) and SMI(40%) in 1985.
- Use SMI's electro-galvanizing technology to serve US customers with quality products.
- LTV had been supplying the substrates to L-S E and selling the coated products mostly to General Motors and Ford Motors, especially after Japanese transplants have switched from electro-galvanized sheets to hot-dip-galvanized products.
- After LTV terminated its steel operation, L-S E has been toll-coating for the other integrated steel companies.